FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2004

                        Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X    Form 40-F
                                 ---            ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No X
                                 ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------

                                    FORM 6-K

                           Commission File No. 0-30852

   Month Filed                 Event and Summary                     Exhibit No.

   June 2004      Correspondence from Banco de Galicia y Buenos         99.1
                  Aires S.A. to the National Securities
                  Commission of Argentina, dated June 1, 2004, regarding the establishment of a trust.

                  Correspondence  from Banco de Galicia y Buenos        99.2
                  Aires S.A to the Buenos Aires Stock
                  Exchange, dated June 1, 2004, regarding the establishment of a trust.

                  Correspondence from Banco de Galicia y Buenos         99.3
                  Aires S.A to the Cordoba Stock Exchange, dated June 1, 2004, regarding the establishment of a trust.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GRUPO FINANCIERO GALICIA S.A.
                                       (Registrant)



Date:  June 9, 2004                    By:  /s/ Antonio Garces
                                          ------------------------------
                                          Name:  Antonio Garces
                                          Title: Chief Executive Officer